UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2022

Commission File Number: 001-41329

Allego N.V.

(Translation of registrant’s name into English)

Westervoortsedijk 73 KB

6827 AV Arnhem, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

The following exhibits are furnished herewith:

Exhibit No.	Description

99.1	Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2022 and for the Six Months ended June 30, 2022 and June 30, 2021

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Statement Regarding Forward-Looking Statements

All statements other than statements of historical facts contained in this report are forward-looking statements. Allego intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Forward looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,”, “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or other similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, without limitation, the expectations of Allego N.V. (“Allego) and its management with respect to future performance. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Allego’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) changes adversely affecting Allego’s business, (ii) the risks associated with vulnerability to industry downturns and regional or national downturns, (iii) fluctuations in Allego’s revenue and operating results, (iv) unfavorable conditions or further disruptions in the capital and credit markets, (v) Allego’s ability to generate cash, service indebtedness and incur additional indebtedness, (vi) competition from existing and new competitors, (vii) the growth of the electric vehicle market, (viii) Allego’s ability to integrate any businesses it may acquire, (ix) Allego’s ability to recruit and retain experienced personnel, (x) risks related to legal proceedings or claims, including liability claims, (xi) Allego’s dependence on third-party contractors to provide various services, (xii) Allego’s ability to obtain additional capital on commercially reasonable terms, (xiii) the impact of COVID-19, including COVID-19 related supply chain disruptions and expense increases, (xiv) general economic or political conditions, including the armed conflict in Ukraine and increases in the cost of electricity and other energy sources and (xv) other factors detailed under the sections entitled “Risk Factors” of Allego’s Annual Report on Form 20-F for the year ended December 31, 2022, Registration Statement on Form F-1, as amended (File No. 333-264056) and in Allego’s other filings with the U.S. Securities and Exchange Commission. The foregoing list of factors is not exclusive. If any of these risks materialize or Allego’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Allego presently does not know or that Allego currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Allego’s expectations, plans or forecasts of future events and views as of the date of this report. Allego anticipates that subsequent events and developments will cause Allego’s assessments to change. However, while Allego may elect to update these forward-looking statements at some point in the future, Allego specifically disclaims any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing Allego’s assessments as of any date subsequent to the date of this report. Accordingly, undue reliance should not be placed upon the forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 30, 2022	ALLEGO N.V.

	By:	/s/ Mathieu Bonnet
	Name:	Mathieu Bonnet
	Title:	Chief Executive Officer